JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017

TELEPHONE: (212) 326-3939 • FACSIMILE: (212) 755-7306

Direct Number: 212-326-8319

bfoster@JonesDay.com

JP005148 598201-600009	August 23, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandy Eisen

Re:	Amendment of UPM-Kymmene Corporation’s (“UPM-Kymmene”) Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 1-14932)

Dear Ms. Eisen:

We refer to (i) the letter from April Sifford, dated July 13, 2005 (the “Comment Letter”), regarding comments by the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) relating to UPM-Kymmene’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) and (ii) the letter from Stephen Swanson (Jones Day) to you, dated July 21, 2005, confirming our understanding that the Staff agreed to extend the time period for UPM-Kymmene to respond to the Comment Letter until August 26, 2005.

Enclosed please find (i) five copies of a letter from UPM-Kymmene to you setting forth its responses to the Comment Letter and (ii) five copies of Amendment No. 1 to the Form 20-F (the “Amended Form 20-F”). Each of these documents, as well as this transmittal letter, has been filed on the EDGAR system as of the date of this letter. All information enclosed with this letter has been prepared and is being provided by UPM-Kymmene, which has authorized us to submit these materials on its behalf.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON

IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK

PARIS • PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

JONES DAY

Securities and Exchange Commission

August 23, 2005

Please do not hesitate to contact UPM-Kymmene or us if you have any questions or comments. Please direct questions or comments relating to the Amended Form 20-F or the enclosed response letter to Jouko Taipale, Senior Vice President-Financial Control of UPM-Kymmene, at +358 204 15 0069.

Sincerely,

/s/ Brian D. Foster

Enclosures

cc:	Olavi Laitinen (UPM-Kymmene)

Juoko Taipale (UPM-Kymmene)

Kari Toikka (UPM-Kymmene)

Jere Thomson (Jones Day)

Bonnie Catlin (PricewaterhouseCoopers)